Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 Dated: May 13, 2022

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

TABLE OF CONTENTS

1.	INTRODUCTION	3
2.	DESCRIPTION OF BUSINESS	5
3.	HIGHLIGHTS – MARCH 31, 2022 & SUBSEQUENT TO THE QUARTER END	9
4.	JUANICIPIO PROJECT	11
5.	DEER TRAIL PROJECT	17
6.	LARDER LAKE PROJECT	19
7.	INVESTMENT IN JUANICIPIO	20
8.	EXPLORATION AND EVALUATION ASSETS	21
9.	REVIEW OF FINANCIAL RESULTS	22
10.	SUMMARY OF QUARTERLY RESULTS	24
11.	CASH FLOWS	24
12.	FINANCIAL POSITION	26
13.	LIQUIDITY AND CAPITAL RESOURCES	27
14.	CONTRACTUAL OBLIGATIONS	29
15.	SHARE CAPITAL INFORMATION	29
16.	OTHER ITEMS	30
17.	TREND INFORMATION	31
18.	RISK AND UNCERTAINTIES	31
19.	OFF-BALANCE SHEET ARRANGEMENTS	34
20.	RELATED PARTY TRANSACTIONS	34
21.	CRITICAL ACCOUNTING ESTIMATES	36
22.	CHANGES IN ACCOUNTING STANDARDS	37
23.	CONTROLS AND PROCEDURES	37
24.	ADDITIONAL INFORMATION	38
25.	SUBSEQUENT EVENT	38

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

1.	INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three months ended March 31, 2022. It is prepared as of May 13, 2022 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2022 together with the notes thereto which are available on SEDAR and EDGAR or on the Company’s website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its subsidiaries and its investment in Juanicipio, is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see ‘Related Party Transactions’ below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including: statements regarding the anticipated time and capital schedule to production; anticipated electrical hook-up of the processing plant and impact on commissioning; statements that address our expectations with respect to the timing and success of plant commissioning activities; estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates; production rates, payback time, capital and operating and other costs, internal rate of return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; pandemic risks (and COVID-19); supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia; political risk; currency risk; capital cost inflation risk; construction delays; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the U.S. Securities and Exchange Commission’s (“SEC”) and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. MAG Silver does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally. MAG Silver cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A references a technical report which presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and therefore may not be comparable to data presented by other silver producers and other industry peers. MAG believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating estimated cost, pricing and other information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its annual information form (“AIF”) and recent financial reports is available on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov.

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that these terms as recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), differ from the standards for such terms adopted by the SEC and therefore any Mineral Resources reported in accordance with NI 43-101 may not qualify as such under SEC rules. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. In addition, “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as Mineral Reserves and, accordingly, “Inferred Mineral Resources” must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed feasibility or pre-feasibility studies, or in the life of mine plans and cash flow models of developed mines. “Inferred Mineral Resources” can only be used in economic studies as provided under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically mineable.

Currently, there are no Mineral Reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered Mineral Reserves. Although Fresnillo plc (“Fresnillo”) has made statements that “Mineral Reserves” exist at Juanicipio Project, they are not “Mineral Reserves” within the meaning of NI 43-101, and as such, no reliance should exist that they will in fact become “Mineral Reserves” within with meaning of NI 43-101.

Adjacent Property Disclosure

This MD&A contains information regarding adjacent properties on which the Company has no right to explore or mine.  Information on adjacent properties is considered by management to be one indication of potential mineralization on the Company’s land holdings in the area. However, investors are cautioned that mineral deposits on adjacent properties do not necessarily indicate, and certainly do not prove, the existence, nature or extent of mineral deposits on the Company’s properties nor that future development of the property is feasible.

2.	DESCRIPTION OF BUSINESS

MAG is an advanced stage development and exploration company focused on the acquisition, exploration and development of high-grade, high-margin, district-scale projects located in the Americas. MAG’s principal asset is a 44% interest in the Juanicipio project (the “Juanicipio Project”) located in Zacatecas state, Mexico, with Fresnillo plc (“Fresnillo”), the project operator, owning the remaining 56%. MAG also has the right to earn a 100% interest in the Deer Trail Carbonate Replacement-Porphyry Project in central Utah, USA., and MAG is in the process of acquiring Gatling Exploration Inc. (“Gatling”) which owns the Larder Lake Project located in the Abitibi greenstone belt in Northern Ontario, Canada.

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

Juanicipio Project

MAG owns 44% of Minera Juanicipio, S.A. de C.V., (“Minera Juanicipio”) a company incorporated under the laws of Mexico, which owns the high-grade silver Juanicipio Project located in the Fresnillo District, Zacatecas State, Mexico. Fresnillo is the project operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo created Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio. As MAG has a 44% interest in each of Minera Juanicipio and Equipos Chaparral, the two have been collectively referred to herein as “Juanicipio” for ease of reference to the operations.

As shareholders of Juanicipio, Fresnillo and MAG jointly approved project mine development on April 11, 2019, and project construction commenced immediately thereafter. A 4,000 tonnes per day (“tpd”) processing facility has been constructed with commissioning planned to commence upon the electrical tie-in to the national power grid (see ‘Processing Plant Construction – Juanicipio Project’ below). Since August of 2020, mineralized development material and more recently initial stope material from the underground mine is being processed at Fresnillo’s nearby processing plants. This processing was originally at a targeted average nominal rate of 16,000 tonnes per month but has since increased to an average of 37,983 tonnes per month in the three months ended December 31, 2021 (“Q4 2021”) and an average of 48,495 tonnes per month in the three months ended March 31, 2022 (“Q1 2022”). This processing at the Fresnillo plants is expected to continue until the Juanicipio plant is commissioned later this year (see ‘Underground Mine Production– Juanicipio Project’ below).

The mineralization on the Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The principal vein, the Valdecañas Vein, has dilatant zones (bulges) at its east and west extremes and several en echelon vein splays and cross-veins – the term “Valdecañas Vein” is used to refer to this combined vein system. In addition, exploration continues both on the Valdecañas Vein system and on other prospective targets within the Juanicipio mining concession (see ‘Juanicipio Project’ below for a detailed current project update).

Development, production from and exploration of the Juanicipio Project are all being carried out by the project operator, Fresnillo, with MAG participating in all Juanicipio board and technical committee meetings as well as ad-hoc meetings when required. Construction and commissioning of the processing plant is under the guidance of an Engineering, Procurement and Construction Management (“EPCM”) contract entered into with an affiliate of Fresnillo. MAG’s share of project costs is currently being funded by cashflow from underground mine production, by cash calls through its 44% interest in Juanicipio and, to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement.

In 2017, MAG commissioned AMC Mining Consultants (Canada) Ltd. to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR and on EDGAR on January 19, 2018.

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

The 2017 PEA incorporated major overall project upgrades over prior assessments, highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources discovered in the Deep Zone, as defined in the 2017 PEA. The independent estimates of the Mineral Resources of the Juanicipio Project in the 2017 PEA were compiled using exploration data available up to December 31, 2016 and do not include the results of drilling programs undertaken since then (2017-2021) designed to further expand and infill the Deep Zone and define the upper limits of the Bonanza Zone (see Exploration – Juanicipio Project below). The volume of the base metal-rich Deep Zone Mineral Resources identified in the 2017 PEA contributed to a significant expansion of project scope and enhancements to most aspects of the mine design. Truck haulage, shaft hoisting, and underground conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized material to the surface processing plant. As envisioned in the 2017 PEA, the process plant has a planned production rate of 4,000 tpd, and will include a semi-autogenous grinding (“SAG”)/ball mill comminution circuit followed first by a gravity concentrator and then sequential selective flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate. The plant and the associated tailings storage facilities have been built on open and flat Juanicipio owned land just north of the conveyor ramp portal.

Based on the 2017 PEA, MAG views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. While the results of the 2017 PEA are promising, by definition, a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different from the scope, design and results envisaged in the 2017 PEA (see Juanicipio Project and Risks and Uncertainties below).

Deer Trail Project

MAG executed an earn-in agreement (the “Agreement”) effective December 20, 2018 to consolidate and acquire 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah USA (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 5,600 hectares (“ha”). The counterparties to the Agreement (the “Parties”) contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the Parties retaining a 2% net smelter returns (“NSR”) royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual expenditures ($10,802 expended to March 31, 2022) and $2,000 in advanced royalty payments ($450 paid to March 31, 2022), both over the 10-year term of the agreement by 2028. The combined optional annual commitments do not exceed $2,500/year until after 2025, and all minimum obligatory commitments under the Agreement have been satisfied (see Exploration and Evaluation Assets below).

Deer Trail is a silver-rich Carbonate Replacement Deposit (“CRD”) project potentially related to a Molybdenum-Copper Porphyry system or systems immediately to the west. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technology to the search for an entire suite of mineralization styles expected to occur on the property.

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

The combined property package came with decades of information generated through prior exploration programs focused on the historic Deer Trail mine itself, the inferred Porphyry centres and veins scattered throughout the property. These data include: extensive surface and underground geological maps; geochemical sampling results; logs, core and chips from over 20,000 meters of historic drilling; a districtwide airborne magnetic survey; 15 line kilometers of Audio Magneto-Telluric (“AMT”) geophysics; 2.5 kilometres (“km”) of U.S. Mine Safety and Health Administration (“MSHA”) certified underground workings; and a mining permit. Infrastructure and access to the property are excellent. Pre-existing disturbances identified by MAG have been proactively addressed by MAG and reviewed by governmental regulators, leaving no significant environmental legacy issues.

See the ‘Deer Trail Project’ below for a project exploration update on Phase I and Phase II drill programs.

Larder Lake Project

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling pursuant to which the Company is expected to acquire all of the issued and outstanding common shares of Gatling (the “Transaction”) by the issuance of common shares of the Company and the advancement of a Canadian dollar (“C$”) $3 million convertible loan. The Transaction was approved by the shareholders of Gatling on May 13, 2022 (see Subsequent Events below). Each Gatling shareholder will be entitled to receive 0.0170627 of a common share of the Company for each share of Gatling held, and upon closing of the Transaction later in May 2022, it is expected that Gatling shareholders will hold approximately 0.79% of the Company’s outstanding shares after closing of the Transaction.

Gatling is a Canadian gold exploration company focused on advancing the Larder Lake Project, located in the prolific Abitibi greenstone belt in Northern Ontario, Canada. The Larder Lake Project hosts three high-grade gold deposits along the Cadillac-Larder Lake Break, 35 km east of Kirkland Lake. The project is 100% owned by Gatling and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry Townships. The 3,370 ha project area lies 7 kilometers west of the Kerr Addison Mine.

All parts of the Larder property are readily accessible, and MAG expects to engage the existing exploration team going forward. As part of the Transaction, the Company and Gatling entered into a loan agreement pursuant to which the Company advanced Gatling a C$3 million ($2,403) secured convertible bridge loan to finance Gatling’s accounts payable and operating expenses until the Transaction closes. The loan is convertible at MAG’s election into a 19.9% equity share of Gatling and is secured against various mineral claims held by Gatling in the Larder Lake Project. The loan has an interest rate of 12% per annum and is repayable on demand. The loan is expected to form a part of the purchase price upon the Transaction closing later in May 2022.

The concessions associated with the Larder Lake Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

3.	HIGHLIGHTS – MARCH 31, 2022 & SUBSEQUENT TO THE QUARTER END

OPERATIONAL

✓	During the first quarter of 2022, the 4,000 tpd Juanicipio processing plant was being readied for commissioning. Water commissioning commenced during the quarter and commissioning of the grinding mills will start upon connection to the national electrical power grid.

✓	As reported by the operator Fresnillo, the regulatory approval to tie into the national power grid remains on track for mid-2022, with the expectation to ramp up the Juanicipio processing plant to 85-90% of nameplate capacity by year end.

✓	Fresnillo is making available unused processing plant capacity at its Fresnillo and Saucito operations. Campaign processing of mineralized material from development headings and stopes continues through these nearby facilities and is expected to continue until the Juanicipio plant is commissioned.

✓	For the three months ended March 31, 2022, on a 100% basis:

•	145,484 tonnes, or an average of 48,495 tonnes per month of mineralized development and stope material were campaign processed through the Fresnillo and Saucito plants, with 2,238,810 payable silver ounces, 5,345 payable gold ounces, 1,066 tonnes of lead and 1,448 tonnes of zinc produced and sold;

•	Average silver head grade for the quarter was 597 grams per tonne (“g/t”) or 17.4 silver ounces/ton; and

•	Pre-commercial production sales (net of treatment and processing costs) totaled $64,916 for the quarter, less $18,695 in mining and transportation costs and depreciation and amortization, netting $46,221 in gross profit by Juanicipio in the quarter.

✓	Campaign processing benefits include the cashflow being used to offset some of the initial and sustaining capital, and the de-risking of Juanicipio’s metallurgical performance which is expected to significantly speed up project ramp-up.

✓	Over half (54%) of the tonnes in first quarter were processed at Fresnillo’s Saucito plant, where the flowsheet more closely resembles that of the Juanicipio plant. It is expected these results will provide further valuable metallurgical benefits when production commences at Juanicipio.

✓	Metal recoveries and concentrate grades are in line with expectations from the initial metallurgical test work conducted on Valdecañas.

✓	A further 49,096 tonnes of mineralized development and stope material with a silver head grade of 668 g/t were campaign processed in April 2022 through the Fresnillo and Saucito plants.

EXPLORATION

✓	The Juanicipio 2021 exploration program was completed in Q4 2021 with $6,296 spent on a 100% basis and was focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein).

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

✓	Results of the Juanicipio 2021 exploration program (23 surface-based drill holes totaling 29,421 metres (“m”)) are referenced herein, and highlights include:

•	21 holes cut the Valdecañas Vein System, with most directed at the Valdecañas Vein Deep Zone plus coincidental intercepts of the Anticipada (13), Pre-Anticipada (8) and various other hangingwall and footwall veins;
•	Most intercepts are comparable to previously drilled neighboring holes with no major deviations from grade and thickness expectations; and,
•	Channel sampling of the advancing development headings and test stopes in the Valdecañas Vein Bonanza Zone shows that the grade distribution in the vein is very close to that shown by both surface and underground drilling, which adds substantial confidence in the width and grade continuity indicated by the surface drilling for the balance of the vein.

✓	With the completion of the 2021 exploration drill program, the intercept density on the Valdecañas Vein Deep Zone is now approaching that on the Bonanza Zone and confirms the continuity of mineralization in the Valdecañas Vein to depth.

✓	The Juanicipio 2022 exploration program is currently in process ($1,589 expended on a 100% basis in Q1 2022) with five drill rigs on surface running concurrently with continued underground definition and geotechnical drilling, and one rig testing the new Cesantoni target in the northwest part of the Juanicipio concession.

✓	Deer Trail Project in Utah:

•	A 5 hole/5,000 metre Phase II drill program commenced in Q3 2021 and is in process with all assays pending.

✓	During the quarter, the Company entered into a Definitive Arrangement Agreement with Gatling pursuant to which the Company will acquire all of the issued and outstanding common shares of Gatling by the issuance of common shares of the Company and the advancement of a C$3 million convertible loan. (the “Transaction”).

•	The Transaction was approved by the shareholders of Gatling on May 13, 2022. Upon closing of the Transaction later in May 2022, it is expected that Gatling shareholders will hold approximately 0.79% of the Company’s shares on an outstanding basis.

•	Gatling’s Larder Lake Project lies in the highly prolific Abitibi Gold Province of northern Ontario, and with good surrounding infrastructure and already permitted drill pads to test initial targets.

✓	During the quarter ended March 31, 2022, the Company recorded a write down of $10,471 on its option earn-in project on a prospective land claim package in the Black Hills of South Dakota, as exploration permitting no longer appears possible.

LIQUIDITY AND CAPITAL RESOURCES

✓	As at March 31, 2022, MAG held cash of $52,248 while on a 100% basis Juanicipio had working capital of $36,011 which included cash on hand of $18,261.

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

✓	According to the operator Fresnillo, the Juanicipio Project construction is expected to be delivered on budget of $440,000.

✓	With the current ramp up of underground mine production and given hiring restrictions on contractors arising from the 2021 labour reform legislation, the timing of various sustaining capital expenditures has been brought forward:
•	These sustaining capital costs are included in current Juanicipio development costs but are not considered by the operator as part of the $440,000 initial project capital; and
•	The costs incurred are expected to reduce future sustaining capital costs and totaled approximately $4,712 on a 100% basis in the quarter ended March 31, 2022.

✓	The expected cash flow from the ongoing campaign processing until the Juanicipio plant is commissioned, along with the working capital held by Juanicipio at March 31, 2022 are projected to substantially fund the remaining capital expenditures in the $440,000 initial capex (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis).

✓	Should there be additional funding requirements in excess of the cashflow generated, related to further commissioning delays or to additional sustaining capital that is being brought forward prior to attaining commercial production, there may still be further cash calls required from Fresnillo and MAG.

CORPORATE

✓	On March 28, 2022, MAG announced the appointment of Fausto Di-Trapani as Chief Financial Officer (“CFO”) effective May 20, 2022. Mr. Di-Trapani is a finance executive with experience in the natural resources sector spanning two decades, most recently having served as the Chief Financial Officer at Galiano Gold Inc. Mr. Di-Trapani replaces Mr. Larry Taddei, who, after 12 years of service with the Company, will step down from the CFO role to pursue other opportunities. Mr. Taddei will assist in the orderly transition of his duties following Mr. Di-Trapani’s appointment.

4.	JUANICIPIO PROJECT

Total Juanicipio Project expenditures incurred and capitalized by Juanicipio (on a 100% basis) for Q1 2022 amounted to approximately $33,576 (Year 2021: $254,830). Of the total expenditures $30,641 (Year 2021: $244,255) are development expenditures, $1,589 are exploration expenditures (Year 2021: $6,296), and the remaining $1,346 is capitalized shareholder loan interest (Year 2021: $4,279). Gross profit (sales less cost of sales including depreciation and amortization) from processing Juanicipio mineralized development and stope material at the Fresnillo plants for Q1 2022 totaled $46,221 (Q1 2021 $8,199) on a 100% basis (see ‘Underground Mine Production – Juanicipio Project’ below).

UNDERGROUND MINE PRODUCTION – Juanicipio Project

As of August 2020, mineralized material from the Juanicipio Project is being campaign processed, refined and sold on commercial terms under the Juanicipio long term off-take agreements, at the nearby Fresnillo and Saucito plants (both 100% owned by Fresnillo). Originally planned at a targeted rate through Q3 2021 of 16,000 tonnes per month, the processing rate increased to an average of 37,983 tonnes per month in Q4 2021 and an average of 48,495 tonnes per month in Q1 2022. During the quarter ended March 31, 2022, 54% of the total tonnage processed was through the Saucito plant. The Saucito plant flowsheet better resembles that of the Juanicipio plant and will provide further valuable metallurgical benefits as production commences at Juanicipio. The resulting concentrates are treated in Torreón, Coahuila, Mexico. This preproduction toll processing of Juanicipio mineralized development and stope material is expected to continue until the Juanicipio plant is commissioned (see Processing Plant Construction below).

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

In Q1 2022, a total of 145,484 tonnes of mineralized development and stope material were processed through the Fresnillo plants, realizing commercial and operational de-risking opportunities for the Juanicipio Project. The resulting payable metals sold and processing details on a 100% basis for the three months ended March 31, 2022 are summarized in Table 1 below. The sales and treatment charges for tonnes processed in Q1 2022 were recorded on a provisional basis and will be adjusted in Q2 2022 based on final assay and pricing adjustments in accordance with the offtake contracts.

Table 1: Q1 2022 Mineralized Material Processed at Fresnillo’s Processing Plants (100% basis)

Three Months Ended March 31, 2022 (145,484 tonnes processed)				Q1 2021 $Amount
Payable Metals	Quantity	Average Per Unit (1)	$Amount
Silver	2,238,810 ounces	$24.97 per oz	$55,899	$11,157
Gold	5,345 ounces	$1,925.44 per oz	10,291	1,090
Lead	1,066 tonnes	$1.06 per lb	2,483	267
Zinc	1,448 tonnes	$1.79 per lb	5,712	555
Treatment and refining charges (“TCRCs”) and other processing costs			(9,469)	(1,838)
Provisional sales adjustment related to 2020 sales (2)			-	(1,146)
Net Sales			64,916	10,085
Mining and transportation costs			(15,264)	(1,886)
Depreciation and amortization			(3,431) (3)	-
Gross Profit			$46,221	$8,199

(1) Ounces (“oz”) for silver and gold and, pounds (“lb”) for lead and zinc.

(2) Provisional sales for 2020 were finalized in Q1 2021 resulting in negative adjustment to net sales revenue of $1,146.

(3) The underground mine is now in stopes with mineralized material being processed through Fresnillo’s plants and refined and sold, and effectively readied for its intended use.

The average silver head grade for the mineralized development and initial stope material processed in Q1 2022 was 597 g/t (Q1 2021 458 g/t). This increased grade reflects more stoped vein material being processed. As well, metal recoveries and concentrate grades are in line with expectations from the initial metallurgical test work conducted on Valdecañas.

From August 2020 to March 31, 2022, a total of 469,250 tonnes of mineralized material have been processed at the two Fresnillo processing plants. By bringing forward the start-up of the underground mine and processing mineralized development and stope material at the Fresnillo plants in advance of commissioning the Juanicipio plant, MAG and Fresnillo expect to secure several positive outcomes for the Juanicipio Project:

•	generating cash-flow from production to offset some of the cash requirements of the initial and sustaining capital;
•	de-risking the flotation process through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
•	increasing certainty around the geological block model prior to start-up of the processing plant; and
•	allowing a faster and more certain ramp-up to the nameplate 4,000 tpd plant design.

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

PROCESSING PLANT CONSTRUCTION AND COMMISSIONING – Juanicipio Project

The Juanicipio project team delivered the 4,000 tpd processing plant for commissioning in the fourth quarter of 2021. However, according to the operator Fresnillo and as previously reported, the state-owned electrical company (Comision Federal de Electricidad “CFE”), notified Fresnillo late in December 2021 that the regulatory approval to complete the tie-in to the national power grid could not yet be granted and that the Juanicipio plant commissioning timeline was therefore extended by approximately six months. During the first quarter, Fresnillo has indicated that they were focused on complying with the requirements from the CFE and the energy regulator, and expect the tie-in to the power grid in mid-2022, with commissioning of the Juanicipio processing plant expected to commence concurrently (see Outlook – Juanicipio Project below).

In the interim, stoping and mine development at Juanicipio continues. In order to minimize any potential adverse economic effect of the revised commissioning timeline, Fresnillo has indicated it will make available unused plant capacity at its Minera Fresnillo and Minera Saucito operations to process mineralized material produced at Juanicipio during this period. The effect on cashflow generation from Juanicipio therefore will also be mitigated while power connection approvals are pending.

UNDERGROUND DEVELOPMENT – Juanicipio Project

Access to the mine is via twin underground declines that extend to the top of mineralization in the Valdecañas Vein. From the top of mineralization, the upper footwall haulage/access drift has been driven the length of the vein and three internal spiral production ramps are being extended from the drift to depth in the footwall of the mineralized envelope (vein). The three spiral ramps are situated behind the mineralized envelope to provide access to stopes within the vein and allow a planned mining rate of 4,000 tpd. Initial cross-cuts through the vein have been made from a number of points along the footwall ramps. Most expose well-mineralized vein and this initial development indicates that the grade and width of the mineralization is in line with previous drill core-based estimates. As discussed above, the mineralized material encountered in this underground development and from initial stopes, is being processed at the nearby Fresnillo owned processing plants (see Underground Mine Production above).

Once in full production, mineralized material from mining of the vein will be hauled to an underground crushing station (already excavated) and crushed underground. The crushed mineralized material will be trucked to the flotation plant until the conveyor is completed, which is expected to be in Q4 2022. When the conveyor is completed, the crushed mineralized material will be conveyed directly from the underground crushing station to the process plant area via a third ramp to the surface - the underground conveyor ramp. The conveyor ramp is over 90% complete and is being driven both from the surface and from the underground crushing chamber. This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system. As well, the long-term mine ventilation system is nearing completion. The #1 ventilation shaft has been commissioned and is now ventilating some of the lower areas of the mine. The #2 ventilation shaft has also been completed and commissioned.

Total underground development to date is approximately 48km (30 miles), including 3.7 km (2.3 miles) completed during the three months ended March 31, 2022. Underground mine infrastructure is well advanced and development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein System;
•	making additional cross-cuts through the vein and establishing the initial mining stopes.

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

•	finalizing construction of the underground crushing system, underground warehouse, fuel storage and pumping station;
•	advancing the underground conveyor ramp to and from the surface processing facility from both faces; and
•	integrating additional ventilation and other associated underground infrastructure.

Due to the poor rock quality on the western section of the upper Valdecañas Vein, cut and fill will be the chosen mining method for the higher levels in this section. A trial longhole stope has been in operation for the past year, and this will be the preferred mining method through the main central section and eastern side of Valdecañas Vein and ultimately the west side as well once ground conditions improve with depth.

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April 23, 2021 and came into effect on September 1, 2021 (see Risks and Uncertainties below). With various restrictions on hiring contractors, Fresnillo, as operator, has indicated a need to internalize a significant portion of its contractor workforce and perform much of the development work directly rather than outsourcing it to contractors, and hence invest in equipment either not previously in the project scope or not envisaged to be required until later in the mine life, to be utilized in underground operations. As well, certain underground development expenditures related to processing development material and some small items brought forward from project investments planned in the future are considered sustaining capital by Fresnillo. The costs incurred are expected to reduce future sustaining capital costs and totaled approximately $4,712 on a 100% basis in the quarter ended March 31, 2022. These costs are included in the current Juanicipio development costs but are not considered by the operator as part of the $440,000 initial project capital.

PROJECT CAPITAL (“CAPEX”) – Juanicipio Project

The Juanicipio Project initial capital or pre-operative project capital cost (“capex”) on a 100% basis, as estimated from January 1, 2018, is expected to be $440,000 (see Press Release dated February 24, 2020), and according to the operator Fresnillo, the project construction will be delivered on budget.

With the plant ready to commence commissioning once connected to the power grid (expected in mid- 2022 – see ‘Processing Plant Construction – Juanicipio Project’ above), final construction costs are expected to wind down until final commissioning and testing commence. Meanwhile, the amount of mineralized development and stope material being processed at the two Fresnillo plants since Q4 2021 has been significantly higher than the original targeted rate of 16,000 tonnes per month. The processing rate increased to an average of 37,983 tonnes per month in Q4 2021, an average of 48,495 tonnes in Q1 2022 (see ‘Underground Mine Production – Juanicipio Project’ above) and subsequent to the quarter 49,096 tonnes in April 2022. Mineralized material from initial stopes is now being processed as well. The expected cash flow from this ongoing campaign processing until the Juanicipio plant is commissioned, along with the working capital held by Juanicipio at March 31, 2022 of $36,011 on a 100% basis (which includes cash of $18,261) are likely to fund the remaining capital expenditures in the $440,000 (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis). Should there be additional funding requirements related to further commissioning delays (see Risks and Uncertainties below) or for additional sustaining capital to be funded prior to attaining commercial production in excess of the cashflow generated, there may still be further cash calls required from Fresnillo and MAG (see Liquidity and Capital Resources below).

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

OUTLOOK – Juanicipio Project

Fresnillo, as operator, reports that commissioning of the Juanicipio processing plant is expected to come in on budget and the plant is expected to ramp up to 85-90% of the nameplate 4,000 tpd capacity by the end of 2022. In contrast, the 2017 PEA originally envisioned ramp-up to full production over 3 years after commissioning of the processing plant. An Operator Services agreement has been finalized which will become effective upon initiation of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine. Until the Juanicipio processing plant is commissioned, mineralized development material and initial stope material from Juanicipio is being processed at the Fresnillo and Saucito processing plants (both 100% owned by Fresnillo), with the lead (silver-rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex Peñoles, S.A. de C.V. in Torreón, Mexico.

As operator, Fresnillo will continue to engage closely with the CFE and ‘El Centro Nacional de Control de Energía’ (“CENACE”) to do all that it can to expedite the necessary approvals and comply with requirements to complete the tie-in to the national power grid. The connection to the grid is the last step prior to initially feeding lower grade mineralized material through the grinding mills and mineralized material has been conveyed to the fine ore bin in preparation for processing. Although there remains some uncertainty regarding the timing for the power connection (see Risks and Uncertainties below), according to Fresnillo, full load commissioning of the Juanicipio processing plant is expected to commence in mid-2022.

In order to minimize any potential adverse effect of the revised commissioning timeline, Fresnillo has indicated it will make available any unused plant capacity at its Minera Fresnillo and Minera Saucito operations to process mineralized material extracted at Juanicipio during this period. In the three months ended March 31, 2022, 145,484 tonnes of development material and initial stope material were processed at the Fresnillo owned plants, at an average silver head grade of 597 g/t (see Underground Mine Production – Juanicipio Project above) or an average of 48,495 tonnes per month. Subsequent to the quarter-end in April 2022, a further 49,096 tonnes of Juanicipio mineralized material were processed at the Fresnillo plant with a silver head grade of 668 g/t. The effect on cashflow generation from Juanicipio will therefore also be mitigated until commissioning commences once the power connection approvals are obtained.

According to Fresnillo, the Juanicipio development is expected to create approximately 1,720 jobs once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

EXPLORATION – Juanicipio Project

Most of the Juanicipio concession remains unexplored with many untested targets still to be pursued within the property. Drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to further trace mineralization to depth.

2022 Exploration Program

The planned expenditures for the 2022 Exploration Program total $7,000 on a 100% basis, for drilling programs designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to explore other parts of the Juanicipio concession. Permit applications for drilling other exploration targets on the property were submitted in 2021 or are in the process of being generated pending surface access arrangements. Meanwhile, detailed mapping and sampling of these targets is underway. All aspects of the exploration work continue to be done under strict COVID-19 protocols.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

In mid-January 2022, drilling began on the first hole on the “Cesantoni Kaolinite Pits”(“Cesantoni”) target. Cesantoni lies in the northwestern corner of the Juanicipio concession, roughly 6 km west of the Valdecañas Vein and related underground infrastructure. Thousands of tonnes of mixed kaolinite-illite clays have been mined over the last 25 years by the Cesantoni Ceramics Company from a series of pits developed along the strong northeast-trending Cesantoni structure. This orientation is almost orthogonal to the northwest-trending veins that dominate the district, but is roughly parallel to the high-grade Venadas Vein family that cuts the NW-trending Valdecañas Vein. The extent of kaolinite-illite alteration at Cesantoni is much greater than that seen elsewhere in the district and may indicate passage of very large volumes of hydrothermal fluids. The top of anticipated mineralization at Cesantoni is expected to occur at depths similar to those elsewhere in the Juanicipio concession (350 to 500 m below the surface).

Initial planning as laid out by project operator, Fresnillo, is to drill 5 core holes totaling 6,000 m. Drilling is being done with a highly portable rig to minimize surface disturbance. Depending on ground conditions in this new area, the drilling program should take between five and seven months to complete at which time assays will be released.

2021 Exploration Program

The 2021 Juanicipio exploration program was completed with a spend of $6,296 on a 100% basis and was focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein). Drilling for the program began in January 2021 with four drill rigs and a fifth drill rig was added mid-year. Three of the drill rigs were dedicated to Devico directional drilling. In total, 23 surface-based drill holes (targets) were successfully completed with 21 being deep infill or step-out holes on the Valdecañas Vein System and two exploration holes on other parts of the Juanicipio concession, resulting in 29,421 m drilled. The two exploration holes away from Valdecañas were drilled in a northeastern corner of the concession and both intercepted narrow veins with high grade silver and gold and no base metals suggesting these intercepts are high in the system.

2021 Valdecañas Drilling Results

The Company’s interpretation of the 2021 Valdecañas drill results is below, with a complete set of assay tables by vein of the 2021 drilling results available at: https://magsilver.com/site/assets/files/6439/mda_mj_exploration-supplemental-assay-tables.pdf along with various long sections detailing the results, available at: https://magsilver.com/geological-long-sections/ .

Most of the holes in the 2021 exploration program were directed at the Valdecañas Vein Deep Zone, with 13 coincidental intercepts of the Anticipada and 8 more for Pre-Anticipada, and various other hangingwall and footwall veins (see above noted links). Four holes cut the Venadas Vein Family and two holes were directed at a postulated vein lying to the northwest of the Valdecañas Vein System in the northeast corner of the concession. Most intercepts are comparable to previously drilled neighbouring holes with no major deviations either towards higher or lower grades or thicknesses. With the completion of the 2021 drilling program, the intercept density on the Valdecañas Vein Deep Zone is approaching that on the Bonanza Zone and confirms the continuity of mineralization in the Valdecañas Vein to depth.

The driving of development headings and test stopes in the Valdecañas Vein Bonanza Zone has been accompanied by channel sampling across the vein every 3 to 10 m. Samples are mostly 1 m in length and honour geology as much as possible. Importantly, the results of this detailed sampling show that the grade distribution in the vein is very close to that shown by the both the initial 50 m – 70 m spaced surface-based drilling and the 25m spaced underground drilling, which adds substantial confidence in the width and grade continuity indicated by the surface drilling for the balance of the vein.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, British Columbia, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab). The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to the Center for Investigation and Technical Development (“CIDT”) of Peñoles in Torreon, Coahuila State, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

COVID-19 – Juanicipio Project

The Juanicipio Project operator, Fresnillo, continues to closely monitor the spread of the virus and has implemented a range of safety measures in accordance with the World Health Organization and Mexican Government guidelines. These include COVID-19 education and awareness campaigns, stringent monitoring & hygiene, temperature screening and social distancing. COVID-19 testing and contact tracing have been used to identify potential cases and prevent the spread of the virus. Fresnillo collaborated with public health authorities by supporting the logistics of vaccination centers and engaging with the Juanicipio workforce on the benefits of the COVID-19 vaccine. Fresnillo maintains an open dialogue with government officials at both the Federal and local levels.

As previously reported, the consequences of COVID-19 have had an impact on the commissioning timetable for the Juanicipio processing plant (see Press Releases January 27, 2021 and December 27, 2021), which is currently expected to commence commissioning mid-2022. Further impacts of this pandemic could create or include significant COVID-19 specific costs, further delays in plant commissioning, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material changes to the costs and time for the completion of development at Juanicipio. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. See ‘Virus outbreaks may create instability in world markets and may affect the Company’s Business’ in ‘Risk and Uncertainties’ below.

5.	DEER TRAIL PROJECT

The Deer Trail Project displays and satisfies MAG’s top criteria when exploring for large CRD systems, specifically: the presence of high silver grades; location on a deep-penetrating regional-scale fault known to host other major CRD-family deposits; location at the top of a thick section of favorable host rocks; and an identifiable plumbing network of faults that localized mineralization.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

MAG’s exploration focus on the project is to seek the source of the historically mined high-grade silver-lead-zinc-copper-gold Deer Trail manto in the thick section of high-potential limestone host (Redwall Limestone) that regional mapping indicates lies just below the interlayered sedimentary and limestone sequence that hosts the Deer Trail mine. On this basis, the 2021 Phase I drill program saw the completion of three holes totaling 3,927 m drilled from surface (see Press Release September 7, 2021). The program successfully fulfilled all three of its planned objectives by:

1)	Confirming the presence of a thick section of more favorable carbonate host rocks (the predicted “Redwall Limestone” or “Redwall”) below the Deer Trail mine;

2)	Confirming and projecting two suspected mineralization feeder structures to depth; and

3)	Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.

Two of the three holes from Phase I drilling (holes DT21-02 and 03 – see Press Release September 7, 2021)

cut high-grade, multi-stage massive sulphide replacement mineralization in Callville Formation limestones above the Redwall Limestone. Notably, the silver grades in both those holes are comparable to those of the historic Deer Trail massive sulfides, which suggests limited vertical zoning despite being up to 740 m deeper in the system. One of the holes appears to have cut mineralization directly within the Red Fissure fault, while the other appears to be manto-style mineralization fed from the nearby Wet fault. A follow up program (Phase II drilling) is targeting these mineralized structures down dip within the clean carbonates of the Redwall.

Phase II commenced at the Deer Trail Project in Q3 2021 and is planned for 5,000 m of drilling over 5 holes and is in progress. Deviation/directional drilling is being used in Phase II to make the drilling more efficient and accurate. In part to facilitate the directional drilling, drilling contractors were changed in Q1 2022, with the new contractor having resumed drilling subsequent to the quarter ended March 31, 2022. To date, two holes of Phase II have been successfully completed. The first completed hole of Phase II is an offset of hole DT21-03 designed to test the Wet fault 150 m deeper where it cuts through the Redwall Limestone. The second completed hole is a 200 m offset of hole DT21-02 to test the Red Fissure structure within the Redwall Limestone. All assays pending.

COVID-19: Deer Trail Project

Health and safety are two of MAG’s key core values and MAG has implemented strict COVID-19 protocols for the Deer Trail Project in line with guidance from governmental public health agencies. The Company established its COVID-19 response plan for Deer Trail in September 2020 with safety measures that include communication campaigns to educate the workforce on COVID-19 prevention measures, mandatory mask use, COVID-19 testing for contractors and employees prior to returning to site, temperature screening, employee health surveys, antigen rapid tests for team members to track exposure and social distancing. The Company continues to monitor the Utah Department of Health, Center for Disease Control and World Health Organization recommendations, updating the protocols in January 2021, April 2021 and September 2021. These updates include additional controls for positive result cases, a safe return to the workplace plan (post COVID-19) and a protocol for fully vaccinated individuals. The most recent version of the COVID response plan was updated in September 2021 and incorporates concerns with the Delta variant and a protocol for vaccine hesitant individuals. Most project employees and contractors have now been fully vaccinated.

Deer Trail Outlook

Phase II drilling at the Deer Trail Project remains in process subsequent to the quarter end.  Planned for 5 holes totaling 5,000 m of drilling, 2 holes have been completed to date (assays pending) with the balance currently underway with one drill. Deviation/directional drilling is currently being used to test defined targets utilizing previous boreholes without the need to re-drill through difficult ground.

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

Other highly prospective areas of the large property package are also being considered for further exploration and subsequent drill testing. An orientation AMT geophysical survey undertaken on the alluvium mantled slope at the base of Deer Trail Mountain indicates that the alluvium may be much thinner than previously believed and that drilling targets may also exist under this shallow cover.

6.	LARDER LAKE PROJECT

The Gatling transaction was approved by the shareholders of Gatling on May 13, 2022 (see Subsequent Events) and is expected to close later in May 2022. The following discussion with respect to the Company’s views and exploration plans on the Larder Lake Project, assumes that the Transaction will close as anticipated.

The Larder Lake Project lies in the highly prolific Abitibi Gold Province of northern Ontario. The property includes several known shear-hosted (“orogenic”) gold mineralization centres located along approximately 7 km of strike length of the greater than 250 km long Larder Lake–Cadillac Break (the “Break”), a highly-productive regional first-order shear structure. Unlike in many other shear-hosted gold deposits, mineralization occurs on the Break as concentrated ore shoots along the major first-order structure as well as along related second or third-order structures. This relationship appears similar to that manifested at the nearby and adjoining well-known gold camps along the Break such as the Kerr-Addison Mine (approximately 10 km to the east) and the Kirkland Lake district (approximately 35 km to the west). MAG anticipates that the mineralization style on this property may be similar as in these neighbouring major camps, and the Larder Lake segment lacks systematic exploration, especially to depth on the main Break and along the subsidiary shear structures.

The Larder Lake property has numerous non-technical advantages. It lies in a mining-friendly jurisdiction with a very long history of mining. There are First Nation agreements in place, with positive ongoing dialogue, and there are no identified significant environmental legacies. Infrastructure (electrical, gas, highway, water) and access are excellent; exploration costs are relatively low; experienced labour is plentiful in the area; and permitting is streamlined, predictable and timely. Importantly, many initial targets can be drilled relatively quickly from existing permitted pads.

MAG intends to apply an integrated district-scale exploration model and new technology to the search for large-volume, high-grade gold mineralization of the style known to occur throughout the Abitibi region. MAG’s technical team believe that a combination of systematic surface-based exploration combined with geophysics will likely uncover numerous targets in this highly gold mineralized region. This will focus efforts along not just the Break but also along the many known, and geophysically indicated 2nd and 3rd order structures throughout the balance of the sparsely tested claim package. The Kir Vit prospect within the Larder Lake claim package, is the most advanced of these and may be hosted on the same structure as Agnico Eagle’s Upper Beaver Mine currently in construction a few kilometers to the west.

Larder Lake Project Outlook

A Gatling shareholder vote to approve the MAG acquisition transaction was held on May 13, 2022 with an overwhelmingly positive vote in favour of the transaction. Closing of the transaction is expected later in May 2022, and MAG envisions initial exploration work commencing in the second half of 2022 which will include comprehensive data review, followed by drilling below and lateral to the existing identified mineralization with concurrent groundwork to advance other high priority targets on the property.

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

7.	INVESTMENT IN JUANICIPIO

Juanicipio is the entity through which MAG records and holds its Investment in Juanicipio (see Note 7 in the unaudited condensed interim consolidated financial statements of the Company as at and for the three months ended, March 31, 2022). The Company’s investment relating to its interest in Juanicipio is detailed as follows for the three months ended March 31, 2022 and the year ended December 31, 2021:

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
Juanicipio Project oversight expenditures incurred 100% by MAG	$171	$620
Interest earned, net of interest contributed to Investment in Juanicipio (1)	(107)	(1,316)
Cash contributions and advances to Juanicipio	-	73,524
Total for the period	64	72,828
Income from equity accounted Investment in Juanicipio	13,762	15,686
Balance, beginning of period	291,084	202,570
Balance, end of period	$304,910	$291,084

During the three months ended March 31, 2022, the Company incurred Juanicipio oversight expenditures of $171 (Year ended December 31, 2021: $620) and made no cash advances to Juanicipio (Year ended December 31, 2021: $73,524).

A portion of the Investment in Juanicipio is in the form of interest-bearing shareholder loans. The interest charges within Juanicipio were capitalized to ‘Mineral interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $526 for the three months ended March 31, 2022 (Year ended December 31, 2021: $1,316) was credited to the Investment in Juanicipio account as an eliminating related party entry. Offsetting this amount in the three months ended March 31, 2022, was interest receivable of $419 (December 31, 2021: nil) which was rolled over and converted into a shareholder loan.

During the three months ended March 31, 2022, MAG recorded $13,762 income from its equity accounted investment in Juanicipio (March 31, 2021: $632) as outlined in Table 4 below.

Table 4: MAG’s income from its equity accounted Investment in Juanicipio

	March 31, 2022	March 31, 2021
Gross profit from processing mineralized development material (see Underground Mine Production – Juanicipio Project above)	$46,221	$8,199
Consulting and administrative expenses	(1,532)	(321)
Extraordinary mining duty	(103)	(47)
Foreign exchange and other	(821)	(1,075)
Net income before tax	43,765	6,756
Income tax expense (including deferred income tax)	(12,487)	(5,320)
Net income for the period (100% basis)	$ 31,278	$ 1,436
MAG’s 44% share of income from equity accounted Investment in Juanicipio	$13,762	$632

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

8.	EXPLORATION AND EVALUATION ASSETS

Deer Trail Project

In 2018, the Company entered into an option agreement with a private group whereby MAG has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah, USA (see Deer Trail Project above). MAG paid $150 upon signing the agreement, $150 in October 2020 and another $150 in December 2021. To earn 100% interest in the property, MAG must make remaining cash payments of $1,550 over the next 7 years and fund a cumulative of $30,000 of eligible exploration expenditures ($10,802 incurred to March 31, 2022) by 2028. Upon MAG’s 100% earn-in, the vendors will retain a 2% NSR royalty.

Option Earn-in Project

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package in the Black Hills of South Dakota. To complete the earn-in, the Company must make a final cash or share payment of $150 by May 17, 2022, the fifth anniversary of the agreement. Although the geological prospect of the property remains encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process have resulted in significant challenges being encountered in permitting the property for exploration drilling. Concurrent efforts by the Company to find a partner or buyer for the project have been unsuccessful and the Company provided formal notice that it will not be making the final $150 option payment in May 2022 and consequently has recorded a write-down of $10,471 as at March 31, 2022.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

9.	REVIEW OF FINANCIAL RESULTS

Three months ended March 31, 2022 vs. Three months ended March 31, 2021

	Three months ended March 31,
	2022	2021
EXPENSES
Accounting and audit	$74	$96
Amortization	34	29
Filing and transfer agent fees	258	257
General exploration and business development	25	7
General office expenses	87	110
Insurance	423	249
Legal	53	82
Management compensation and consulting fees	769	692
Share-based payment expense	497	1,193
Shareholder relations	63	60
Travel	12	5
	2,295	2,780
Interest income	101	85
Foreign exchange (loss) gain	(19)	48
Exploration and evaluation costs written down	(10,471)	-
Income from equity accounted investment in Juanicipio	13,762	632
Income (loss) for the period before income tax	1,078	(2,015)
Defered income tax benefit (expense)	1,602	(1,647)
Income (loss) for the period	$2,680	$(3,662)

The Company’s net income for the three months ended March 31, 2022 amounted to $2,680 (March 31, 2021: loss of $3,662). During the three months ended March 31, 2022, the Company wrote-down its earn-in option on a mineral property amounting to $10,471 (March 31, 2021: nil) as described above in Exploration and Evaluation Assets.

During the three months ended March 31, 2022, insurance expense increased to $423 (March 31, 2021: $249) as insurance premiums increased significantly over the prior period.

During the three months ended March 31, 2022, management compensation and consulting fees increased to $769 (March 31, 2021: $692), due to a placement fee in the current period, and an additional director and a new Chief Sustainability Officer as compared to the prior period.

Share based payment expense (a non-cash item) recorded for the three months ended March 31, 2022 decreased to $497 (March 31, 2021: $1,193) and is determined based on the fair value of equity incentives vested in the period. The comparative period included additional expense for two new directors, and the equity grant for the current period was deferred until after the current quarter end. Other expenses incurred during the three months ended March 31, 2022 were all either comparable with the comparative period or the change was not significant to the overall operations during the period.

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

The Company recorded a foreign exchange loss of $19 (March 31, 2021: $48 gain) in the three months ended March 31, 2022 related to exchange rate changes to the Canadian dollar and Mexican peso relative to the Company’s US dollar functional currency. In the three months ended March 31, 2022, interest income was $101 (March 31, 2021: $85), and MAG recorded its 44% share of income from its equity accounted Investment in Juanicipio of $13,762 (March 31, 2021: $632) from processing significantly more mineralized development and stope material compared to the prior period, as described above in Underground Mine Production – Juanicipio Project and Investment in Juanicipio.

For the three months ended March 31, 2022, MAG recorded a deferred income tax benefit of $1,602 (March 31, 2021: $1,647 deferred income tax expense) primarily related to the slight strengthening of the Mexican peso during the period (from 20.5157 pesos/US$ on December 31, 2021 to 19.8632 pesos/US$ on March 31, 2022).

Other Comprehensive Income (Loss):

	Three months ended March 31,
	2022	2021
Income (loss) for the period	$2,680	$(3,662)

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	(58)	(3,323)
Net of deferred tax benefit	7	451
Total comprehensive income (loss)	$2,629	$(6,534)

In Other Comprehensive Income during the three months ended March 31, 2022, MAG recorded an unrealized mark-to-market loss of $51 (net of a $7 deferred tax benefit) (March 31, 2021: $2,872 unrealized loss net of a $451 deferred tax benefit) on equity securities held.

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

10.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except for per Share amounts)):

Quarter Ending	Revenue (1)	Net Income (Loss) (2)	Net Income (Loss) per Share	Diluted Net Income (Loss) per Share
March 31, 2022	$101	$2,680	$0.03	$0.03
December 31, 2021	$22	$8,662	$0.09	$0.09
September 30, 2021	$25	$(2,280)	$(0.02)	$(0.02)
June 30, 2021	$42	$3,305	$0.03	$0.03
March 31, 2021	$85	$(3,662)	$(0.04)	$(0.04)
December 31, 2020	$120	$6,593	$0.07	$0.07
September 30, 2020	$133	$(89)	$0.00	$0.00
June 30, 2020	$110	$1,297	$0.01	$0.01

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Sales within Juanicipio where MAG owns a 44% interest, are recognized through MAG’s income (loss) from equity accounted Investment in Juanicipio (see ‘Investment in Juanicipio’ above) which is reflected above in net income (loss) as applicable.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.” Net income in the last two quarters (Q1 2022 and Q4 2021) was positively impacted by the processing of more mineralized material than in prior periods (see ‘Underground Mine Production – Juanicipio Project’ above).

11.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three months ended March 31, 2022:

	Three months ended March 31,
	2022	2021
Operating activities before working capital changes	$(1,667)	$(1,475)
Changes in non-cash operating working capital	3	(1,447)
Operating activities	(1,664)	(2,922)
Investing activities	(2,668)	1,647
Financing acitivities	(28)	52
Effects of exchange rate changes on cash	(140)	59

Changes in cash during the period	(4,500)	(1,164)
Cash, beginning of period	56,748	94,008
Cash, end of period	$52,248	$92,844

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

Operating Activities

During the three months ended March 31, 2022, MAG used $1,667 in cash for operations before changes in non-cash working capital, compared to $1,475 in the three months ended March 31, 2021. More cash was expended in operations before working capital changes in the current period, primarily because of increased insurance premiums and management compensation and consulting fees, all as described above in ‘Review of Financial Results.’ MAG’s non-cash operating working capital (accounts receivable, prepaid expenses less trade and other payables) in the three months ended March 31, 2022 decreased by $3 (March 31, 2021: increased by $1,447). The total use of cash from operating activities in the three months ended March 31, 2022 was $1,664 (March 31, 2021: $2,922).

Investing Activities

During the three months ended March 31, 2022, the net cash used for investing activities amounted to $2,668 (March 31, 2021: net cash provided of $1,647) primarily for issuing a $2,403 convertible note receivable to Gatling (March 31, 2021: nil). In the three months ended March 31, 2022, the Company expended $85 net of $66 received in interest (March 31, 2021: $101) on its own account on the Juanicipio oversight. In addition, MAG expended $1,291 (March 31, 2021: $1,597) on its other exploration and evaluation properties (see ‘Exploration and Evaluation Assets’ above). During the three months ended March 31, 2022, the Company received cash proceeds of $1,111 (March 31, 2021: $3,349) from the sale of certain equity securities originally acquired as part of its divestiture of non-core concessions in prior years.

Financing Activities

In the three months ended March 31, 2022, no stock options were exercised (March 31, 2021: 7,000 stock options exercised for cash proceeds of $75). In the three months ended March 31, 2022, cash was used to pay a head office lease obligation of $28 (March 31, 2021: $23).

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

12.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at:

	March 31, 2022	December 31, 2021
Cash	$52,248	$56,748
Other current assets	5,148	2,623
Total current assets	57,396	59,371
Convertible note receivable	2,403	-
Investments	10	1,179
Investment in Juanicipio	304,910	291,084
Exploration and evaluation assets	11,211	20,254
Property and equipment	450	484
Total assets	$376,380	$372,372

Total current liabilities	4,118	1,610
Total non-current liabilities	1,609	3,241
Total liabilities	5,727	4,851
Total equity	370,653	367,521
Total liabilities and equity	$376,380	$372,372

Cash totaled $52,248 as at March 31, 2022 compared to $56,748 at December 31, 2021, and the decrease primarily reflects the use of cash in ongoing operating and investing activities (see ‘Cashflows’ above). Other current assets as at March 31, 2022 included accounts receivable of $2,332 (December 31, 2021: $2,097) and prepaid insurance and other prepaid expenses of $2,816 (December 31, 2021: $526). The accounts receivable is comprised primarily of a receivable from Juanicipio related to interest on a portion of MAG’s shareholder advances (see ‘Related Party Transactions’ below).

The convertible note receivable of $2,403 (December 31, 2021: nil) is a secured bridge loan to Gatling as part of the Definitive Arrangement Agreement with Gatling referenced above to finance Gatling’s accounts payable and operating expenses until the Transaction closes (see Subsequent Event).

Investments of $10 (December 31, 2021: $1,179) are comprised of equity securities held by MAG. The decrease in balance from year ended December 31, 2021 is primarily the result of a sale of the majority of the securities held in the quarter and to a lesser extent, to an unrealized mark-to-market loss recorded in Other Comprehensive Income (Loss) on the securities still held by the Company.

The Investment in Juanicipio balance increased from $291,084 at December 31, 2021 to $304,910 at March 31, 2022 and reflects MAG’s share of earnings from Juanicipio and its ongoing investment in Juanicipio, as discussed above in ‘Investing Activities’ and ‘Investment in Juanicipio’. Exploration and evaluation assets as at March 31, 2022 decreased to $11,211 (December 31, 2021: $20,254) reflecting a write-down of an option earn-in property described above in ‘Exploration and Evaluation Assets’ partially offset by exploration expenditures incurred on the Deer Trail Project.

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

Property and equipment of $450 (December 31, 2021: $484) includes a right-of-use asset recognized under IFRS 16 and exploration camp and equipment.

Current liabilities as at March 31, 2022 amounted to $4,118 (December 31, 2021: $1,610) and are attributable to accrued exploration and administrative expenses and the current portion of the IFRS 16 lease obligations. Non-current liabilities as at March 31, 2022 of $1,609 (December 31, 2021: $3,241) includes the non-current portion of the lease obligation of $252 (December 31, 2021: $275), $409 for a reclamation provision (December 31, 2021: $409) and a deferred income tax liability of $948 (December 31, 2021: $2,557), the latter resulting from temporary differences between the valuation of various tax assets denominated in pesos rather than the Company’s US$ functional currency.

13.	LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2022, MAG had working capital of $53,278 (December 31, 2021: $57,761) including cash of $52,248 (December 31, 2021: $56,748) and no long-term debt. At March 31, 2022, Juanicipio had working capital of $36,011 including cash of $18,261 (MAG’s attributable share is 44%). MAG does not currently receive dividends or have cash flow from operations, and therefore the Company may require additional capital in the future to meet its future project and other related expenditures. Future liquidity may therefore depend upon the Company’s ability to arrange debt or additional equity financings.

Revolving Credit Facility

In Q4 2021, the Company signed a binding commitment letter for a fully underwritten $40,000 revolving credit facility in order to give MAG additional liquidity and financial flexibility for its 44% share of the Juanicipio development and exploration costs should it be needed. MAG continues to work on the definitive documentation for the facility along with other customary conditions required to put the facility into place. Until the facility closes, there is no funding available to MAG under the terms of the commitment letter.

Funding of the Juanicipio Project Capex and other Juanicipio related expenditures

The initial capital expenditure requirement for the Juanicipio Project, as revised and announced by the Juanicipio shareholders on February 24, 2020, is estimated as of January 1, 2018 to be $440,000 (100% basis) including the mine development-related costs to be incurred prior to the envisaged commencement of commercial operations. Capital costs incurred after commercial production, are projected to be paid out of operating cash-flows.

According to the operator Fresnillo, the Juanicipio Project construction will be delivered on budget of $440,000. With the plant ready to commence commissioning once connected to the power grid (expected in mid-2022 – see ‘Processing Plant Construction – Juanicipio Project’ above), final construction costs have wound down until final commissioning and testing commence. Meanwhile, the amount of mineralized development and stope material being processed at the two Fresnillo plants since Q4 2021 has been significantly higher than the original targeted rate of 16,000 tonnes per month. The processing rate increased to an average of 37,983 tonnes per month in Q4 2021, an average of 48,495 tonnes per month in Q1 2022, and a further 49,096 tonnes in April 2022 (see ‘Underground Mine Production – Juanicipio Project’ above). Mineralized material from initial stopes is now being processed as well.

The cash flow generated from this processing until the Juanicipio plant is commissioned, along with the working capital held by Juanicipio at March 31, 2022 of $36,011 (including cash of $18,261) are expected to substantially fund the remaining capital expenditures in the $440,000 initial capital estimate (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis). With the current ramp up of underground mine production however and given hiring restrictions on contractors arising from new 2021 labour reform legislation, the timing of various sustaining capital expenditures has been brought forward (see ‘Underground development – Juanicipio Project’ above). Should there be additional funding requirements in excess of the cashflow generated related to further commissioning delays (see Risks and Uncertainties below) or to additional sustaining capital that is being brought forward and required to be funded prior to attaining commercial production, there may still be further cash calls required from Fresnillo and MAG.

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. As noted above in COVID-19 – Juanicipio Project, COVID-19 has already had an impact on the Juanicipio plant commissioning timeline. The impact of possible other consequences of COVID-19 on the development of the mine cannot be fully assessed at this time. The COVID-19 virus outbreak and possible additional work stoppages or restrictions could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

In addition, capital and operating costs, production schedules and economic returns envisioned at Juanicipio are based on certain assumptions which may prove to be inaccurate (see Risks and Uncertainties below), and may result in additional costs, project delays, and cost overruns requiring MAG to fund its 44% share of such costs. Aside from its investment in Juanicipio, the Company maintains a corporate office and undertakes other exploration activities. The Company may therefore need to raise additional capital in the future in order to meet these funding requirements and its full share of initial capital required to develop the Juanicipio Project. Accordingly, future liquidity may depend upon the Company’s ability to arrange additional debt or additional equity financings. The inability of MAG to fund its 44% share of cash calls would result in dilution of its ownership interest in Juanicipio in accordance with the shareholders’ agreement.

Expected Use of Proceeds and Financings

On November 29, 2021, MAG closed a bought deal share offering and issued 2,691,000 common shares, resulting in net proceeds of $43,242. In the Company’s November 23, 2021 Prospectus Supplement to a Short Form Base Shelf Prospectus, the Company provided the expected use of net proceeds with respect to the offering as follows:

Description	$Amount
Exploration expenditures related to the Juanicipio Project, the Deer Trail Project and other projects	$17,500
Development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project (2021-2022)	16,700
Working capital and general corporate purposes	9,000
Total Estimated Use of Proceeds in the Prospectus Supplement dated November 23, 2021	$43,200

As noted above in Cash Flows, MAG expended $1,291 on its exploration and evaluation properties in the quarter ended March 31, 2022 corresponding to the exploration expenditures in the first category above ($16,209 remaining), and MAG used $1,667 during the quarter in cash for operations corresponding to the working capital and general corporate purposes above ($7,333 remaining). In December 2021, MAG advanced $9,240 to Juanicipio and estimates that $2,073 was used on development and sustaining capital not included in the initial project capital ($14,627 remaining). In the event the remaining development and sustaining capital expenditures at Juanicipio are funded from existing cash flows being generated from processing mineralized material (see Funding of the Juanicipio Project Capex and other Juanicipio related expenditures above), and there are no further cash calls, the funds designated for that use will be deployed on other exploration, working capital and general corporate purposes. Otherwise, it is expected that the full use of proceeds once expended, will align with the above estimates, and the actuals will be reported in future MD&As.

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

14.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at March 31, 2022 for committed exploration work and other committed obligations.

Total

Committed exploration expenditures	$-

Minera Juanicipio (1)&(2)	-

Consulting contract commitments	63
Total Obligations and Commitments	$63

1)	Although MAG Silver makes cash advances to Juanicipio as cash called by the operator Fresnillo (based on approved Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

2)	According to the operator, Fresnillo, as at March 31, 2022, contractual commitments including project development and for continuing operations total $71,685 (December 31, 2021: 76,632) and purchase orders issued for project capital and sustaining capital total $26,093 (December 31, 2021: $26,467) with respect to the Juanicipio Project, both on a 100% basis.

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances the projects, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the earn-in requirements.

MAG may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

15.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at May 13, 2022, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

	Number of	Exercise Price (in Canadian dollars) or	Remaining
	Shares	Conversion Ratio	Life
Common shares	97,854,268	n/a	n/a
Stock options	1,027,412	$12.75 - $23.53	0.5 to 4.9 years
Performance Share Units(“PSUs”) (1)	317,217	1:1(1)	0.5 to 4.9 years
Restricted Share Units(“RSUs”)	63,686	1:1	1.9 to 4.9 years
Deferred Share Units (“DSUs”) (2)	444,373	1:1	n/a (2)
Fully Diluted	99,706,956

(1) Includes 87,664 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 0% (nil PSUs) to 200% (175,328 PSUs) and 68,707 PSU grants where vesting is also subject to market price performance factor, measured over a three-year performance period with PSU vesting target range from 50% (34,353 PSUs) to 150% (130,060 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. As at date of filing this MD&A, there are 61,295 DSUs which are available for settlement to a director no longer with the Company.

16.	OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local ejido.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but MAG has to date been able to recover all of its VAT paid. Juanicipio also holds a VAT receivable balance, and the collections of these receivables, if not recovered on a timely basis, can be credited against VAT payable as Juanicipio has started to generate revenue.

Cyber Security

The Company did not experience any information security breaches in the quarter ended March 31, 2022. Subsequent to the quarter end, the Company held information technology education sessions both for its Board of Directors and for its management and employees, as part of its ongoing efforts to address Cyber Security risks.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

17.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo Project. Likewise, obtaining exploration permits in all the jurisdictions in which the Company operates, often encounters tribal, First Nations, and other forms community resistance. Any further challenge to the access or explore any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

18.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent AIF dated March 31, 2022 available on SEDAR at www.sedar.com and www.sec.gov and incorporated by reference herein.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, interest rate risk and political and country risk (see Note 12 in the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2022). In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican pesos. As a result, the Company is subject to foreign exchange risk on these currencies from fluctuations in foreign exchange rates.

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

In addition, there is increasing environmental regulation as a result of public concern over climate change. The Company may have increased costs associated with the compliance of these regulations and a failure to comply may have a material adverse impact on the Company’s performance.

Commissioning of the Juanicipio Processing Plant may be adversely impacted by the timing of hook up to the national power grid

The commissioning of the Juanicipio processing plant requires regulatory approval for the power connection to the national electricity transmission grid of Mexico. As noted above (see Processing Plant Construction – Juanicipio Project’), the CFE notified Fresnillo late in December 2021 that the regulatory approval to complete the power tie-in could not yet be granted, and the commission timeline was extended six months. There is no assurance that the connection will occur in mid-2022 when it is currently anticipated, and further connection delays could compromise many aspects of the project’s commissioning and profitability, including, but not limited to the timeline to achieving commercial production and cash flow, and the impact on capital and operating costs.

Amendments to the Federal Labour Law on Labour Subcontracting (or “outsourcing”)

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April, 23, 2021 (the ‘Reform’). The Reform, amends several Mexican laws, including the Federal Labour Law, and seeks to, amongst other things, regulate outsourcing as follows: i) to prohibit the use of subcontracting as it has historically been used in Mexico; and, ii) to allow an exception for specialized services under regulated circumstances. This Reform legislation came into effect on September 1, 2021.

The Reform changes are not expected to have a significant impact on the viability of the Juanicipio Project, and Fresnillo, as operator, does not expect the Reform to impact the timeline to commissioning of the Juanicipio plant. However, with various restrictions on hiring contractors, Fresnillo, as operator, has indicated a need to internalize a portion of its workforce and perform much of the development work directly rather than outsourcing it to contractors, and hence invest in equipment not previously planned to be utilized in underground operations. The costs of any required additional equipment is not included in the initial project capital of $440,000 (see Project Capital - Juanicipio Project above) and may affect the Company’s total funding requirement to get the Juanicipio Project to commercial production (see Underground Development - Juanicipio Project above).

The Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate.

The Company’s expected capital and operating costs, production estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included in the 2017 PEA are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, rates of inflation, underground development rates, metallurgical recoveries, that the actual material mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate. The 2017 PEA includes estimates of future production, development plans, operating costs, capital costs and other economic and technical estimates for the Juanicipio Project. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, many of which are not within the Company’s control.

32

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

The Company’s capital and operating costs are affected by the cost of commodities and goods such as explosives, fuel, electrical power and supplies.  Significant declines in market prices for gold, silver and other metals could have an adverse effect on the Company’s economic projections. Management of the Company assumes that the materials and supplies required for operations, development and commercial production will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour.  As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of (due to inflation, impacts of the Russia and Ukraine conflict or otherwise), or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition. The Company may experience difficulty in obtaining the necessary permits for its exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets. Any of these discrepancies from the Company’s expected capital and operating costs, production schedules and economic returns could cause a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has in the past, and may in the future, provide estimates and projections of its future production, production costs and financial results. In addition, Fresnillo, as operator of the Juanicipio Project, has in the past, and may in the future, provide estimates and projections of future production, production costs and financial results expected from Juanicipio. Any such information provided by the Company and/or Fresnillo, is forward looking. Neither the Company’s auditors nor any other independent expert or outside party compiles or examines these forward- looking statements. Accordingly, no such person expresses any opinion or any other form of assurance with respect thereto. Such estimates are made by the Company’s management and technical personnel and are qualified by, and subject to the assumptions, contained or referred to in the filing, release or presentation in which they are made, including assumptions about the availability, accessibility, sufficiency and quality of mineralized material, the Company’s costs of production, general economic conditions (including rates of inflation), the market prices of silver, gold and other metals, the Company’s ability to sustain and increase production levels, the ability to produce and sell marketable concentrates, the sufficiency of its infrastructure, the performance of its personnel and equipment, its ability to maintain and obtain mining interests and permits, the state of the government and community relations, and its compliance with existing and future laws and regulations. Actual results and experience may differ materially from these assumptions. Failure to achieve estimates or material increases costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Any such production, cost, or financial results estimates speak only as of the date on which they are made, and the Company disclaims any intent or obligation to update such estimates, whether as a result of new information, future events or otherwise. Accordingly, these forward-looking statements should be considered in the context in which they are made, and undue reliance should not be placed on them.

Virus outbreaks may create instability in world markets and may affect the Company’s business.

MAG’s operations and the operations it has an interest in are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19, and any variants thereof. The current outbreak of COVID-19 and any future emergence and spread of similar pathogens, could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of the Company’s suppliers, contractors and service providers and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the outbreak. The Chinese market is a significant source of global demand for commodities, including silver, gold and other metals. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the Company’s products. COVID-19 and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on metal prices and demand in China and other markets and potentially broader impacts on the global economy.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

Any COVID-19 related outbreaks or direct or indirect COVID-19 related impacts could cause increased costs or delays in the development timeline and commissioning of the Juanicipio processing plant and could have a material adverse impact on the Company. The impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material impairment charges to the Company’s assets. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

19.	OFF-BALANCE SHEET ARRANGEMENTS

MAG Silver has no off-balance sheet arrangements.

20.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the discovery and acquisition of the Juanicipio property.

For the three month period, the Company incurred expenses with Cascabel and IMDEX as follows:

	March 31,	March 31,
	2022	2021

Fees related to Dr. Megaw:
Exploration and marketing services	$68	$73
Travel and expenses	8	3
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	13	13
Field exploration services	40	40
	$129	$129

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

All transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at March 31, 2022 is $42 related to these services (December 31, 2021: $22).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2022 (%)	2021 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Juanicipio, created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 10.0% of the common shares of the Company as at March 31, 2022, as publicly reported. Juanicipio is governed by a shareholders agreement and corporate by-laws. All costs relating to the project and Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio.

As at March 31, 2022, Fresnillo and the Company have advanced $241,950 as shareholder loans (MAG’s 44% share $106,454) to Juanicipio, bearing interest at 3 and 6 month LIBOR + 2%. The interest accrued within Juanicipio was capitalized to ‘Mineral interests, plant and equipment’ and the interest recorded by the Company on the loans in quarter totaling $526 has therefore been applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry (see Note 7 in the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2022).

35

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

During the period, compensation of key management personnel (including Directors) was as follows:

	Period ended March 31,
	2022	2021
Salaries and other short term employee benefits	$416	$286
Share-based payments	249	741
	$665	$1,027

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

21.	CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include: (i) estimates of the recoverable amount and any impairment of exploration and evaluation assets, investment in associates and mine development costs; (ii) recovery of receivable balances including value added taxes; (iii) estimates of mineral stockpile inventory valuations; (iv) recording revenue based on estimated metal quantities based on assay data and on a provisional price which will be trued up for price and quantity in a later period; (v) provisions including closure and reclamation; (vi) share based payment expense; and (vii) income tax provisions. Actual results may differ from those estimated. Please refer to Note 2 of the Company’s audited consolidated financial statements as at December 31, 2021 for a description of all of the significant accounting policies.

(i) Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also requires the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

(ii) The Company and Juanicipio incur indirect taxes, including value-added tax, on purchases of goods and services at its development and exploration projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

(iii) Juanicipio has mineral stockpiles that are valued at the lower of cost and net realizable value. The assumptions used in the valuation of inventories include estimates of the amount of recoverable metal in the stockpile and an assumption of the metal prices expected to be realized when the metal is recovered. If these estimates or assumptions prove to be inaccurate, Juanicipio and the Company could be required to write-down the recorded value of its stockpile, work-in process inventories and finished metal inventory, which would reduce earnings and working capital.

(iv) Sales recorded in Juanicipio, which are reflected as a component in the Company’s income (loss) from its equity accounted Investment in Juanicipio, are based on estimated metal quantities reflecting assay data and on provisional prices which will be trued up for actual price and quantity in a later period.

(v) Reclamation and closure costs have been estimated based on the Company’s and Juanicipio’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company and Juanicipio recognize the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the production life of the asset.

(vi) Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of income (loss) based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

(vii) The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

22.	CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2022 are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021.

23.	CONTROLS AND PROCEDURES

The Company has filed certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at March 31, 2022.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

37

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

(expressed in thousands of US dollars except as otherwise noted)

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three months ended March 31, 2022 were approved by the Board on May 13, 2022. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of March 31, 2022 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in internal controls over financial reporting during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

24.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

25.	SUBSEQUENT EVENT

The Company entered into a Definitive Arrangement Agreement with Gatling pursuant to which the Company will acquire all of the issued and outstanding common shares of Gatling by the issuance of common shares by the Company and the advancement of a C$3 million loan. The transaction was approved by the shareholders of Gatling on May 13, 2022 and each Gatling shareholder will be entitled to receive 0.0170627 of a common share of the Company for each share of Gatling held. Upon closing of the Transaction later in May 2022, it is expected that Gatling shareholders will hold approximately 0.79% of the Company’s outstanding shares after closing.

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